August 1, 2007

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Organic Sales and Marketing, Inc.
            Amendment No. 2 to Registration
            Statement on Form 10-SB File No. 1-33386
            ----------------------------------------

Dear Mr. Owings:

      We are counsel to Organic Sales and Marketing, Inc. (the "Company"). Today, the Company filed with the Commission Amendment No. 2 to its Registration Statement on Form 10-SB.

      The Company hereby responds to the comments contained in your June 8, 2007 comment letter. Response numbers correspond to the comment numbers in your letter. The Company also will provide the staff with courtesy copies of the 10-SB marked to show the changes from the previous amendment.

Form and year of Organization, page 2
-------------------------------------

      1. Expand this section to describe the initial financing. In addition, indicate the material terms including the basis used for establishing the purchase price of the assets of Garden Connections, LLC and whether it was an arms length transaction. Indicate that the officers/directors as a group beneficially own 68.98% of the company's shares and as a result can control the operations of the company.

Response
--------

      This section has been expanded to describe the initial financing as well as details concerning the exchange agreement with Garden Connections, LLC. We have added the requested disclosure regarding voting control of the officer/director group.

Business of the Issuer, page 2
------------------------------

      2. Revise the 1st sentence of the 2nd paragraph to delete the reference to "expects" and clearly state the status of any plans, negotiations or agreements. Provide similar information for the other references in this business section to sales of your product and expected agreements. In this regard, expand the discussion to quantify the initial sales and indicate the timeframe of each order. Indicate why an initial order with Fisher Scientific gives any assurance for continued inclusion in their product selection. Please provide support for your statement that "Consumer response is most favorable and ...continuing and promising." What is needed is clear information indicating the status of your discussions and/or agreements with the various entities. Your reference to planning for your products being "private labeled" and being "poised" for such retail outlets as Home Depot, Lowe's etc... Set a positive outlook that is not certain without agreements. Please revise.

Response
--------

      The requested revisions have been made. We believe that the tone and content of the business section now makes clear that a) sales to date are highly limited, b) discussions with the various entities mentioned are preliminary and there are no written agreements and c) most of the private label business is hoped for; not expected. Reference to such retail outlets as Home Depot and Lowe's has been deleted.

      3. Revise the information concerning your radio show to state your timetable for expansion, whether you have agreements to do so, and whether you have agreements to derive additional agency income.

Response
--------

      The requested revisions relative to the radio show have been made.

      4. Generally revise your entire business discussion to indicate the uncertain nature of your activities where you do not have agreements. In this regard, your positive presentation needs be balanced with your lack of assured continuing sales, your going concern opinion and your reduction of revenues from prior comparable periods.

Response
--------

      Here again, the entire business discussion has been revised to make clear that the Company's hoped for business activities are uncertain in the absence of agreements as well as the other risk factors cited by the staff in Comment #4.

      5. We note your response to comment 2 in our letter dated April 19, 2007. We also note your Exhibits 99.5 and 99.7 filed in response to our comment. We were unable to find in the OTA report where it projects that industry sales could reach $20 billion by

            2009. Further, we could not find in the NFDA report where it stated that there were 21,710 funeral homes nationwide.

Response
--------

      An excerpt from the OTA report containing the $20 billion projection is attached to this letter. Also attached is an excerpt from the NFSA report stating that there were 21,528 funeral homes nationwide (not 21,710 as previously stated).

      6. We note your response to Comment 3 in our letter dated April 19, 2007. We also note your Exhibit 10.10 which appears to be an undated letter from a division of Land O' Lakes. We further note that your discussion of the Land O' Lakes transaction provides details of the transaction that are not reflected in the letter. Please revise your disclosure to reflect the fact that the terms of transaction you are discussing have not been agreed to by the parties.

Response
--------

      The Land O'Lakes letter dated November 14, 2006 (copy attached) reflects, we believe, the projected marketing services under discussion as described in the business section. We have made clear that the terms of the contemplated transactions have not been reduced to an agreement (see the 4th and 7th paragraphs in the section entitled "Business of Issuer".)

      7. We note your response to comment 4 in our letter dated April 19, 2007. We note in your response letter that you state that management believes that $3,000,000 will be needed to carry operations through 2009. We can not find in your Plan of Operations discussion where you make a similar disclosure. Please expand your Plan of Operations disclosure to reflect management's projections of needed capital.

Response
--------

      The section headed "Plan of Operations" has been expanded to disclose management's projections of needed capital (see subsection entitled "Expense Projections"). Similarly, in the "Plan of Operations" it is now made clear that $3 million will likely be needed to support operations through 2009. The anticipated sources of funds are detailed in the subsection entitled "Revenue Projections".

Status of Any Publicly Announced New Products or Services, page 8
-----------------------------------------------------------------

      8. C1arify how your products are manufactured to your specifications without incurring any research and development costs. We note your statement that costs are incurred by the manufacturers, how do you achieve the benefits of their research?

Response
--------

      We believe that the section in question has been clarified as suggested by the staff and that the question posed by this comment #8 has been answered.

The Importance of Patents ... page 10
-------------------------------------

      9. Indicate which of your products have trademark, patent or other protections.

Response
--------

      The section in question has been expanded to provide the information requested by the staff (see 2nd paragraph of "The Importance of Patents...".)

Management's Discussion and Analysis or Plan of Operation, page 12
------------------------------------------------------------------

A. Plan of Operations, page 12
------------------------------

      10. We reviewed your revisions in response to comment 14 in our comment letter dated April 19, 2007, and believe that your basis for and assumptions underlying your projections remain unclear, particularly with respect to your projections beyond the current year. Please revise to explain the most significant assumptions in a manner that will provide a frame-work for analysis of the projections. For example, explain the extent to which the projected growth in revenues is based on firm commitments from customers or other similar evidence, Refer to Item l0(d)(3) of Regulation S-B.

Response
--------

      As stated earlier, we have expanded the "Plan of Operations" section to include details concerning the basis for the Company's projections and assumptions in a manner that should enable the reader to analyze the forecasts. (See "Revenue Projections" and "Expense Projections".) It is clear from this presentation that the projected growth is not based on firm commitments from customers or comparable criteria. We have also been guided by Item 10(d)(3) of Regulation SB.

      11. Reference is made to your disclosure on page 13 of projected "cash flow before investor money." In addition to addressing the preceding comment with respect to this measure, please disclose the following:

                  o A reconciliation from the non-GAAP projection to the most directly comparable projection calculated and presented in accordance with GAAP;

                  o The reasons why you believe that presentation of the non-GAAP projection provides useful information to investors; and

                  o The additional purposes, if any for which you use the non-GAAP projection to manage your business.

            Refer to Item 10(h) of Regulation S-B regarding the required disclosures for non GAAP measures of historical or future financial performance.

Response
--------

      Comment #11 came about because the Company had erroneously used the term "Cash Flow Before Investor Money" which is concededly a non-GAAP term. Based on a discussion between the Company's CFO and Staff Accountant Adam Phippen we believe that changing the wording to a GAAP term obviates this comment in light of the information provided relative to Comment #10.

Description of Property, page 24
--------------------------------

      12. Expand your discussion to also include the storage space described on page 29.

Response
--------

      The section headed "Description of Property" has been expanded to include details regarding the storage space referred to elsewhere in the Registration Statement.

Management, page 25
-------------------

      13. We note your response to comment 21 in our letter dated April 19, 2007. We reissue our prior comment. Please describe Mr. McEvoy's business experience for the past five years, or clarify your disclosure by adding dates or the duration of employment.

Response
--------

      Mark McEvoy's business experience prior to joining the Company in November, 2006 consisted of 5 years as CFO of Ware Rite Distributors, Inc. This is now made clear at Item 5 under "Management".

Certain Relationships and Related Transactions, page 29
-------------------------------------------------------

      14. We note your response to comment 24 in our letter dated April 19, 2007. We reissue in part our prior comment. Please disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.

Response
--------

      Item 7 has been expanded to include the requested disclosure.

Index to Exhibits
-----------------

      15.   In your next amendment please include an index to exhibits.

Response
--------

      An index to exhibits has been added.

Financial Statements
--------------------

      16. Please update the financial statements included in the filing as required by Item 310(g) of Regulation S-B.

Response
--------

      The financial statements have been updated as required.

      17. In light of the revisions made to your financial statements in connection with addressing comments 26 and 27 in our comment letter dated April 19, 2007, please revise your financial statements to clearly label as restated each applicable period. Also revise your footnotes to provide a narrative description of the nature of each of the errors that was corrected in the restated financial statements For each financial statement line item affected by the restatements, please reconcile in table format between the previously reported and restated amounts. Finally, please have your auditors revise their audit report to refer to the restatements and the related footnote disclosure. Refer to paragraph 26 of SFAS 154 and codification of auditing standards section 561.06a.

Response
--------

      The Company has clearly labeled as restated, all applicable periods and has reconciled and identified all items that were corrected in the restated financial statements. The auditors have revised their report to address the restatements and related footnote disclosure.

Statement of Operations, page 6
-------------------------------

      18. Please note that net loss per share is not a cumulative measure; therefore, the amount and related weighted average number of shares outstanding should be removed.

Response
--------

      The Company agrees with the staff and the measure has been removed from the Statements of Operations.

Statements of Stockholders' Equity (Deficit), page 7
----------------------------------------------------

      19. Please tell us why equity transactions from inception to September 30, 2004 are labeled "unaudited," as your inception to date financial statements, excepting your interim financial statements subsequent to the most recent balance sheet date, are required to be audited.

Response
--------

      Management agrees with the comment. The period "Inception through September 30, 2006" has now been audited and is now appropriately labeled.

      20. Reference is made to your disclosures on pages 30 through 32 regarding the 850,000 restricted shares issued to Mr. Adelstein, the 150,000 restricted shares issued to Mr. Kordich, and the 150,000 restricted shares issued to Mr. Colt, for services rendered pursuant to consulting agreements that spanned from September 1, 2002 through August 30, 2005. Please tell us your basis in GAAP for accounting for these transactions as the issuance of founders shares, since it appears these shares were issued in exchange for services rendered subsequent to your date of inception/formation.

Response
--------

      Because the shares referenced in this comment were linked to services performed pursuant to consulting agreements and are so described in the Registration Statement as amended, management feels that there is no basis under GAAP for valuing them at par value, and that it is fair to value the shares in a manner consistent with the $.10 per share value applied to the share-based transactions referred to in Comment #22. GAAP would mandate a par value valuation only if the shares are unconnected to consulting services.

Statement of Cash Flows, page 8
-------------------------------

      21. Please tell us how the effect of share-based payments is reflected in your reconciliation from net losses to net cash used in operating activities for each period presented.

Response
--------

      The Statements of Cash Flow have been modified to disclose the non-cash effect of share-based transactions. The Company has also disclosed, in the operating section of the cash flows, the effect of shares issued for services. The non-cash value of shares issued, but not yet earned, have been amortized and are shown in the cash flows from operations section as amortization of prepaid expenses.

Notes to the Financial Statements, page 9
-----------------------------------------

Note 2. Summary of Significant Accounting Policies, page 9
----------------------------------------------------------

Recently Issued Accounting Standards (Continued), page 13
---------------------------------------------------------

      22. We have reviewed your revisions in response to comment 26 in our comment letter dated April 19, 2007. Please explain to us why it is reasonable that you valued these share-based payment transactions at $.10/share, while you valued the shares issuable upon conversion of convertible notes issued on or around the same dates at $.84/share or higher. Also, tell us why, on your statements of stockholders' equity, you have recorded the 500,000 restricted shares issued to Mr. Kordich in January 2007 as a stock issuance during the year ended September 30, 2004. Finally, as previously requested, please disclose the effect on your statements of operations of your share-based payments. Refer to paragraphs 64 and 65 of SFAS 123(R).

Response
--------

      Management feels strongly that the valuation of the referenced share-based transactions should be $.10 or even lower for several reasons.

            1. The convertible notes that you alluded to in Comment #22 were actually issued at a conversion rate of $.42 per share; not $.84 per share. You have added the maximum BCF to the conversion rate to arrive at $.84; however the practical reality is that the stock was essentially worthless even at time of conversion. For example, an individual who lent $1,000 to the Company is entitled to receive 2,381 shares at maturity which works out to a value of $.42 per share.

            2. At the time the money was borrowed it had no revenues, no products; only a concept. The lenders were friends and acquaintances of the principals and the Company felt that in fairness, it needed to include the conversion feature. All such "lenders" were accredited investors whose discussion to get involved was driven by their confidence in the principals and the personal element.

            3. In order to implement its business plan, the Company found it necessary to consult certain professionals who would contribute services but would not insist on payment in cash. The Company had originally offered stock to them at par value, but subsequently arrived at a value of $.10 per share as a fairer measure of the value of services performed.

            4. The consulting services were performed from inception to the end of 2006. During that time, there was still no market for the stock, limited revenues, a negative working capital, negative equity and continuing losses. At September, 2006 the asset per book value was $.06 per share. It seemed unfair to the Company to value this restricted stock at higher than $.10 and to require these professionals to report income and pay taxes at unrealistic levels.

      The staff has also asked why the 500,000 shares issued to Mr. Kordich in January 2007 were treated as having been issued during the year ended 9/30/04. The Kordich shares were treated as having been issued at the time his consulting agreement was executed because it obligated the Company to issue the shares "upon satisfactory performance of his services" which took place as reflected in the financial statements. Management has deemed this an acceptable approach as long as the value of any unperformed services is added back as an offset in the Equity Section, which it was.

      Finally, the effect of share-based payments upon the Statements of Operations is disclosed. The staff is referred to a new line item on the Statement of Operations entitled "Compensation Costs" which appears above Selling, General and Administrative expense. This item corresponds to the value of the share-based transactions expensed during the relevant period. Further, on the Statements of Cash Flow, the value of the share-based transactions has been treated as a non-cash item and was added back to the Operating Loss as would be depreciation.

Note 6, Convertible Notes Payable, page 18
------------------------------------------

      23. All unamortized discounts remaining at the date of conversion should be immediately recognized as interest expense. Please revise. Refer to paragraph 21 of EITF 00-27.

Response
--------

      Unamortized discounts were charged to interest expense in the original filing and later charged to APIC in the May 23, 2007 amendment due to a misinterpretation of the EITF. In the restated Financial Statements submitted herewith (Amendment No.2), unamortized discounts are once again correctly charged to interest expense per EITF 00-27, paragraph 21.

      The Company acknowledges that: (i) it is responsible for the adequacy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

      Kindly direct any responsive correspondence to the undersigned.

                                                  Very truly yours,



                                                  /S/ Paul Chernis
                                                  ----------------

PC/ld

Business of the Issuer, page 2
------------------------------

Question 5.

Response:

THE Organic REPORT
THE MEMBER NEWS MAGAZINE OF THE ORGANIC TRADE ASSOCIATION
By Maryellen Molyneaux

PRODUCTS ARE HERE TO STAY
Studies show messaging is important in growing the market

Overall, the health and
wellness industry is
booming, with 2005 sales
totaling $79 billion, according to
research conducted by The Natural
Marketing INstitute (NMI). Of that,
$13 billion were spent on organic
products--up 17 percent over the
previous year.  Based on reported
consumer usage patterns, future
expected shopping and other NMI
trended data, NMI projects that
sales could reach $20 billion in
2009. Wal-Mart's recent decision to
increase its organic grocery
offerings, coupled with its typical
price point positioning, could affect
sales even further and lead to an
anticipated $26 billion in organic
sales in 2009.

                                 Home - Newsroom

What is NFDA?
What is NFDA's mission?
Who are NFDA's members?
What are some basic funeral service facts?
What are some of the trends in funeral service?
How does NFDA help its members serve consumers better?
What are some basic facts about death rates?
How can I find out more information on funeral service and NFDA?

What is NFDA?

The National Funeral Directors Association (NFDA), founded in 1882, is the largest funeral service organization in the world. It is governed by a nine member Executive Board, a Policy Board made up of representatives from every state, and a House of Delegates. The number of delegates is based on the number of members in a state. NFDA's headquarters, staffed by 47 employees, is in Brookfield, Wisconsin. In 1997, NFDA added a government relations office in Washington, DC to handle legislative and regulatory issues for its members.

What is NFDA's mission?

The National Funeral Directors Association provides advocacy, education, information, products, programs and services to help members enhance the quality of service to families.

Who are NFDA's members?

The following points describe typical members of NFDA:

      o Over 75% of NFDA members provide service to families in small towns or cities with populations of fewer than 50,000. Most, in fact, operate in rural towns with populations of fewer than 10,000.

      o Ninety-three percent of NFDA members are small business owners/operators with an average of three full-time employees and three part-time employees. The average member funeral home conducts about 187 services per year.

      o Approximately 90% of NFDA member funeral homes are family owned and operated and average 65 years in business. Approximately 10%, or 2,175 of these funeral homes, are owned by four corporations whose stock is publically traded, based on 2001 corporate figures.

What are some basic funeral service facts?

The following points demonstrate current funeral service facts:

      o There are about 21,528 funeral homes in the United States. According to the 1997 U.S. Census of Service Industries, 16,031 have payrolls beyond their owners.

      o These funeral homes employ 103,258 individuals and generate about $11 billion in revenue, creating a significant economic impact in America's cities, towns and villages; 68,258 are non-licensed funeral service and crematory personnel; 35,000 are licensed funeral professionals and eligible for NFDA membership.

      o Eighty-nine percent or 19,160 of these funeral homes are owned by individuals, families or closely held private corporations and average 66 years in business.

      o Eleven percent, or approximately 2,368 of these funeral homes, are owned by one of five publicly traded stock corporations.

      o The average NFDA funeral home handles 182 calls per year: Some handle fewer than 50 calls per year and are often run by husband and wife; others handle hundreds of calls and may be owned by small companies or large corporations.

      o The average NFDA funeral home has three full-time and three part-time employees.

      o The average cost of a funeral, as of July 2004, is $6,500. That cost includes an outer burial container, but does not include cemetery costs.

What are some of the trends in funeral service?

The following points highlight several of the current trends in funeral service, particularly those which impact the consumer:

      o An increase in funeral home "aftercare" services, including support groups, remembrance services, community referrals and libraries.

      o     An increase in preplanning and prepayment of funerals.

      o Increased government regulation, particularly in areas of occupational safety and health, often requiring the hiring of additional personnel in order to comply with the new regulations.

      o More personalized service to accomodate the differing ideas of what is a traditional funeral and desires for various methods of disposition. Recent immigration trends mean funeral directors now serve people with differing funeral customs from all parts of the globe.

      o An increase in the number of women and minorities entering the funeral service profession. For example, approximately one-third of current mortuary science enrollees are women.

      o In many states, an increase in the educational requirements both to enter the profession and to retain a license.

How does NFDA help its members serve consumers better?

In order to help funeral directors provide better service to families, NFDA does the following:

      o Provides a voice in Washington, D.C., and prepares materials on compliance with various federal government laws and regulations.

      o Presents continuing education seminars at conferences and during its annual convention on topics related to public health, social science, business management, regulatory issues and funeral service ethics.

      o     Publishes a monthly magazine featuring educational articles.

      o Conducts or funds research in areas of health, safety, the environment and consumer attitudes.

      o Provides funding for funeral service education scholarships and research.

      o Maintains affiliations with allied organizations in such fields as sociology, psychology, healthcare and theology.

What are some basic facts about death rates?

      o In 2003, according to the National Center for Health Statistics, there were 2,423,000 deaths in the United States.

      o     In 2003, the U.S. death rate was 8.3 people per thousand population.

      o As a result of a growing population overall and of the longevity of the Baby Boomer generation, the U.S. death rate is expected to begin increasing by the year 2020 when the rate is projected to be 9.3 people per thousand.

      o The U.S. death rate is expected to increase to 10.9 people per 1,000 by 2040.

      o According to U.S. Census Bureau statistics, the average life expectancy in 2002 was 79.9 years for a woman and 74.7 years for a man.

      o     The life expectancy in 1958 was 68 years for both genders.

      o In 2005, cremation accounted for 38% of final dispositions in the United States.

      o According to the Casket & Funeral Supply Association, in 2003, 76 percent of deaths were casketed and had some form of ritual or ceremony.

How can I find out more information on funeral service and NFDA?

For more information on funeral service or the National Funeral Directors Association, you can email us or contact us at:

NFDA
13625 Bishop's Drive
Brookfield, WI 53005

Toll-free: 800-228-6332
Phone: 262-789-1880
Fax: 262-789-6977
E-mail: nfda@nfda.org



NFDA,
Washington Drive DC Office
400 C Street, NE
Washington,  DC 20002

Phone: 202-547-0441
Fax: 202-547-0726
E-mail: jfitch@nfda.org

                     National Funeral Directors Association
             13625 Bishop's Drive, Brookfield Wisconsin 53005-6407 800-228-6332 262-789-1880 Fax: 262-789-6977 www.nfda.org nfda@nfda.org

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